Exhibit 99.1

                                                               October 24, 2006

                                          NEC Corporation
                                          Kaoru Yano, President
                                          (Tokyo Stock Exchange, 1st Section;
                                          Code Number 6701)



          NEC TO ADOPT JAPANESE ACCOUNTING PRINCIPLES FOR CONSOLIDATED
                             FINANCIAL STATEMENTS

NEC Corporation ("NEC") today announced that it has changed the accounting principles for preparing its consolidated financial statements required under the Securities and Exchange Law of Japan and the Company Law of Japan from U.S. GAAP to Japan GAAP, effective for the first half of the fiscal year ending March 31, 2007 (the 6 months ended September 30, 2006) and thereafter.

NEC obtained an audit report under Japanese GAAS regarding its consolidated financial statements for the fiscal year ended March 31, 2006, which were prepared in accordance with U.S. GAAP, from its independent auditors, Ernst & Young ShinNihon, for the "Yukashoken Hokokusho" (securities report) required under the Securities and Exchange Law of Japan for the fiscal year ended March 31, 2006, which was filed with the Japanese authorities on June 22, 2006. Subsequently, the independent auditors requested further analysis to support the relative fair value of maintenance and support services provided as part of multiple element contracts with respect to IT solutions while in the process of conducting the audit under U.S. Public Company Accounting Oversight Board standards for NEC's consolidated financial statements to be included in its annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission ("SEC") for the fiscal year ended March 31, 2006. On September 28, 2006, NEC announced that it would delay the filing of its 2006 Form 20-F with the SEC. Subsequently, NEC hired a U.S.-based accounting consultant and is currently working with the consultant to prepare the necessary analyses.

In light of these circumstances, the preparation of consolidated financial statements in accordance with U.S. GAAP for the first half of the fiscal year ending March 31, 2007, may take considerable time. Therefore, NEC has elected to provide, starting with the first half of the fiscal year ending March 31, 2007, separate financial information under Japan GAAP for the purposes of its financial results announcement ("Kessan Tanshin") and disclosure under the Securities and Exchange Law of Japan and the Company Law of Japan. NEC plans to announce its financial results for the first half of the fiscal year ending March 31, 2007 in mid-November 2006. In addition, NEC will prepare and file the "Hanki Hokokusho" (semi-annual securities report) for the first half of the same fiscal year required under the Securities and Exchange Law of Japan in accordance with Japan GAAP by its due date. NEC plans to prepare its consolidated financial statements under

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the Securities and Exchange Law of Japan and the Company Law of Japan in
accordance with Japan GAAP for future financial periods also.

NEC is continuing to complete its consolidated financial statements prepared in accordance with U.S. GAAP and audited under U.S. Public Company Accounting Oversight Board standards to enable filing of its 2006 Form 20-F with the SEC as promptly as possible.

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CAUTIONARY STATEMENTS:

THIS MATERIAL CONTAINS FORWARD-LOOKING STATEMENTS PERTAINING TO STRATEGIES, FINANCIAL TARGETS, TECHNOLOGY, PRODUCTS AND SERVICES, AND BUSINESS PERFORMANCE OF NEC CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELY "NEC"). WRITTEN FORWARD-LOOKING STATEMENTS MAY APPEAR IN OTHER DOCUMENTS THAT NEC FILES WITH STOCK EXCHANGES OR REGULATORY AUTHORITIES, SUCH AS THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND IN REPORTS TO SHAREHOLDERS AND OTHER COMMUNICATIONS. THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 CONTAINS, AND OTHER APPLICABLE LAWS MAY CONTAIN, A SAFE-HARBOR FOR FORWARD-LOOKING STATEMENTS, ON WHICH NEC RELIES IN MAKING THESE DISCLOSURES. SOME OF THE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," "SEEKS," "INTENDS," "PLANS," "ESTIMATES," "AIMS," OR "ANTICIPATES," OR THE NEGATIVE OF THOSE WORDS, OR OTHER COMPARABLE WORDS OR PHRASES. YOU CAN ALSO IDENTIFY FORWARD-LOOKING STATEMENTS BY DISCUSSIONS OF STRATEGY, BELIEFS, PLANS, TARGETS, OR INTENTIONS. FORWARD-LOOKING STATEMENTS NECESSARILY DEPEND ON CURRENTLY AVAILABLE ASSUMPTIONS, DATA, OR METHODS THAT MAY BE INCORRECT OR IMPRECISE AND NEC MAY NOT BE ABLE TO REALIZE THE RESULTS EXPECTED BY THEM. YOU SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH REFLECT NEC'S ANALYSIS AND EXPECTATIONS ONLY. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE INHERENT RISKS AND UNCERTAINTIES. A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH STATEMENTS INCLUDE (I) GLOBAL ECONOMIC CONDITIONS AND GENERAL ECONOMIC CONDITIONS IN NEC'S MARKETS, (II) FLUCTUATING DEMAND FOR, AND COMPETITIVE PRICING PRESSURE ON, NEC'S PRODUCTS AND SERVICES,
(III) NEC'S ABILITY TO CONTINUE TO WIN ACCEPTANCE OF NEC'S PRODUCTS AND SERVICES IN HIGHLY COMPETITIVE MARKETS, (IV) NEC'S ABILITY TO EXPAND INTO FOREIGN MARKETS, SUCH AS CHINA, (V) REGULATORY CHANGE AND UNCERTAINTY AND POTENTIAL LEGAL LIABILITY RELATING TO NEC'S BUSINESS AND OPERATIONS, (VI) NEC'S ABILITY TO RESTRUCTURE, OR OTHERWISE ADJUST, ITS OPERATIONS TO REFLECT CHANGING MARKET CONDITIONS, AND (VII) MOVEMENT OF CURRENCY EXCHANGE RATES, PARTICULARLY THE RATE BETWEEN THE YEN AND THE U.S. DOLLAR. ANY FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. NEW RISKS AND UNCERTAINTIES COME UP FROM TIME TO TIME, AND IT IS IMPOSSIBLE FOR NEC TO PREDICT THESE EVENTS OR HOW THEY MAY AFFECT NEC. NEC DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY OF THE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.


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